UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EDAP TMS S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.13 per share, in the form of American Depositary Shares

(Title of Class of Securities)

268311107

(CUSIP Number)

September 27, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,489,745 Ordinary Shares, nominal value €0.13 per share (“Ordinary Shares”) (represented by 3,489,745 American Depositary Shares (“ADS”)) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

FOOTNOTES

(1)

The securities reported in this row are held by Soleus Capital Master Fund, L.P. (“Master Fund”). Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the securities held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022, after giving effect to the public offering described in the Issuer’s prospectus supplement dated September 22, 2022 (and the exercise by the underwriters of the over-allotment in full).

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The securities reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the securities held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,489,745 Ordinary Shares (represented by 3,489,745 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The securities reported in this row are held by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the securities held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,000 Ordinary Shares, nominal value €0.13 per share (“Ordinary Shares”) (represented by 1,400,000 American Depositary Shares (“ADS”)) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

FOOTNOTES

(1)

The shares reported in this row are held by Soleus Private Equity Fund III, L.P. (“Soleus PE”). Soleus Private Equity GP III, LLC (“Soleus GP”) is the sole general partner of Soleus PE and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP III, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP III, LLC. Each of Soleus PE GP III, LLC, Soleus GP and Mr. Guy Levy disclaims beneficial ownership of the securities held by Soleus PE and this report shall not be deemed an admission that they are or were the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,000 Ordinary Shares, nominal value €0.13 per share (“Ordinary Shares”) (represented by 1,400,000 American Depositary Shares (“ADS”)) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The shares reported in this row are held by Soleus PE. Soleus GP is the sole general partner of Soleus PE and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP III, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP III, LLC. Each of Soleus PE GP III, LLC, Soleus GP and Mr. Guy Levy disclaims beneficial ownership of the securities held by Soleus PE and this report shall not be deemed an admission that they are or were the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus PE GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,000 Ordinary Shares, nominal value €0.13 per share (“Ordinary Shares”) (represented by 1,400,000 American Depositary Shares (“ADS”)) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 Ordinary Shares (represented by 1,400,000 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

The shares reported in this row are held by Soleus PE. Soleus GP is the sole general partner of Soleus PE and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP III, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP III, LLC. Each of Soleus PE GP III, LLC, Soleus GP and Mr. Guy Levy disclaims beneficial ownership of the securities held by Soleus PE and this report shall not be deemed an admission that they are or were the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

CUSIP NO. 268311107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,889,745 Ordinary Shares (represented by 4,889,745 ADS) (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,889,745 Ordinary Shares (represented by 4,889,745 ADS) (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,889,745 Ordinary Shares (represented by 4,889,745 ADS) (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1)

1,400,000 of the shares reported in this row are held directly by Soleus PE and 3,489,745 of the shares are reported in this row are held directly by Master Fund. Soleus GP is the sole general partner of Soleus PE and thus holds voting and dispositive power over the securities held by Soleus PE. Soleus PE GP III, LLC is the sole manager of Soleus GP, and Mr. Guy Levy is the sole managing member of Soleus GP III, LLC. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the securities held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, and Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus PE GP III, LLC, Soleus GP and Mr. Guy Levy disclaims beneficial ownership of the securities held by Soleus PE, and each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of the securities held by Master Fund, and, in each case, this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022.

Item 1.

(a)	Name of Issuer

EDAP TMS S.A.

(b)	Address of Issuer’s Principal Executive Offices

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin, France

Item 2.

(a)	Name of Person(s) Filing

Soleus Capital Master Fund, L.P.

Soleus Capital, LLC

Soleus Capital Group, LLC

Soleus Private Equity GP III, LLC

Soleus Private Equity Fund III, L.P.

Soleus PE GP III, LLC

Guy Levy

(b)	Address of Principal Business Office or, if none, Residence

Soleus Capital Master Fund, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Group, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Private Equity GP III, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Private Equity Fund III, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus PE GP III, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Guy Levy

c/o Soleus Capital Management, L.P

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

(c)	Citizenship

Soleus Capital Master Fund, L.P. – Cayman Islands

Soleus Capital, LLC – Delaware

Soleus Capital Group, LLC – Delaware

Soleus Private Equity GP III, LLC – Delaware

Soleus Private Equity Fund III, L.P. – Delaware

Soleus PE GP III, LLC – Delaware

Guy Levy – United States

(d)	Title of Class of Securities

Ordinary Shares, nominal value €0.13 per share (“Ordinary Shares”), represented by American Depositary Shares (“ADS”), each of which represents one Ordinary Share.

(e)	CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 268311107 has been assigned to the ADS, which are quoted on the Nasdaq Global Market under the symbol “EDAP”.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

As of September 27, 2022, Master Fund holds an aggregate of 3,489,745 Ordinary Shares (represented by 3,489,745 ADS), representing approximately 9.5% of the issued and outstanding Ordinary Shares as of such date. The foregoing percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022, after giving effect to the public offering described in the Issuer’s prospectus supplement dated September 22, 2022 (and the exercise by the underwriters of the over-allotment in full).

As the general partner of Master Fund, Soleus Capital, LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities held by Master Fund. As the sole managing member of Soleus Capital, LLC, Soleus Capital Group, LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities held by Master Fund. As the sole managing member of Soleus Capital Group, LLC, Mr. Guy Levy may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities held by Master Fund.

As of September 27, 2022, Soleus PE holds an aggregate of 1,400,000 Ordinary Shares (represented by 1,400,000 ADS), representing approximately 3.8% of the issued and outstanding Ordinary Shares as of such date. The foregoing percentage is calculated based upon 36,545,303 Ordinary Shares outstanding as of September 27, 2022, after giving effect to the public offering described in the Issuer’s prospectus supplement dated September 22, 2022 (and the exercise by the underwriters of the over-allotment in full).

As the sole general partner of Soleus PE, Soleus GP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities held by Soleus PE. As the sole manager of Soleus GP, Soleus PE GP III, LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities held by Soleus PE. As the sole managing member of Soleus PE GP III, LLC, Mr. Guy Levy may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the securities held by Soleus PE.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Levy, Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Private Equity GP III, LLC or Soleus PE GP III, LLC is the beneficial owner of the securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2022	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	Soleus Private Equity Fund III, L.P.

	By:	Soleus Private Equity GP III, LLC, its General Partner

	By:	Soleus PE GP III, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	Soleus Private Equity GP III, LLC

	By:	Soleus PE GP III, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	Soleus PE GP III, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: September 28, 2022	/s/ Guy Levy
	Name:	Guy Levy

Footnotes:

Attention: Intentional	misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)